STAAR Surgical Company
25651 Atlantic Ocean Drive
Lake Forest, CA  92630

February 18, 2021

Via EDGAR
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Chris Edwards, Esq.

Re:	STAAR Surgical Company Registration Statement on Form S-3 Originally Filed May 6, 2020 File No. : 333-238043

Pursuant to Rule 461 under the Securities Act of 1933, as amended, STAAR Surgical Company (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that it will be declared effective at 5:00 p.m. Eastern Standard Time on February 22, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm by telephone call to Charles Kaufman of Lexcuity PC at (818) 219-4844.

Very truly yours,

/s/Samuel Gesten
Samuel Gesten
Chief Legal Officer and Secretary

cc:Charles Kaufman, Lexcuity PC